SO 4-5-04

04015309

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 29 2004
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFG Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Fischer **(212) 838-7000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Aaron Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DFG Corporation as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal
Title

Rosemary G. Lombard 3/15/04
Notary Public

ROSEMARY G. LOMBARD
Notary Public, State of New York
No. 31-4979196
Qualified in Westchester County
Commission Expires March 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

DFG Corporation

December 31, 2003
With Report of Independent Auditors

DFG Corporation

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Directors of DFG Corporation

We have audited the accompanying statement of financial condition of DFG Corporation (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of DFG Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 3, 2004

DFG Corporation

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 150,998
Receivable from broker	955,590
Investments owned:	
Marketable, at market value	1,169,117
Not readily marketable, at fair value	918,893
Receivable from Parent	8,688,421
Other assets	2,160
Total assets	$ 11,885,179
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 138,260
Total liabilities	138,260
Stockholder's equity	11,746,919
Total liabilities and stockholder's equity	$ 11,885,179

See accompanying notes.

DFG Corporation

Notes to Statement of Financial Condition

December 31, 2003

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

DFG Corporation (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is ultimately a wholly-owned subsidiary of Delphi Financial Group ("Parent").

Investment transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Valuation of Investments

Investments owned are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

2. Income Taxes

The Company is included in a consolidated U.S. Federal income tax return of its Parent. Pursuant to a tax sharing agreement, the Company's Federal income tax provision is computed based on the Company filing its tax return on a separate company basis. State and local taxes are computed on a separate company basis.

At December 31, 2003, the Company had federal taxes receivable (consisting of current and deferred) of $8,688,421, which is recorded as receivable from the Parent in the statement of financial condition. Deferred tax assets result primarily from unrealized losses on securities. The Company has recognized that it is more likely than not that certain future tax benefits will be realized as a result of current and future income. Accordingly, no valuation allowance has been provided for the deferred tax assets.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of $998 of cash and $150,000 of commercial paper at December 31, 2003.

4. Investments Owned

Investments owned, at market or fair value at December 31, 2003 are:

	Investments Owned
Common and preferred stock	$ 1,169,117
Not readily marketable	918,893
	$ 2,088,010

Not readily marketable securities are equity and corporate debt securities.

5. Receivable from Broker

Security transactions of the Company are cleared by a major securities firm, which is primarily based in the New York Metropolitan area. At December 31, 2003, the receivable from broker and investments owned are positions with and amounts due from this broker.

6. Investment Managers

The Company has engaged investment managers to manage its assets. At the end of each fiscal year, certain investment managers receive an incentive fee of 20% based upon their earnings.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had excess net capital of $1,862,077 after giving effect to a net capital requirement of $100,000.